Filed Pursuant to Rule 424(b)(1)
Registration No. 333-117730

PROSPECTUS DATED AUGUST 24, 2004
DANIELSON HOLDING CORPORATION
17,711,491 SHARES OF COMMON STOCK

     The selling stockholders identified in this prospectus may sell up to 17,711,491 shares of our common stock. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is listed on the American Stock Exchange under the symbol “DHC.” On August 19, 2004, the last reported sale price for the common stock was $6.10 per share.

     You should carefully consider the risk factors beginning on page 2 of this prospectus before purchasing any of the shares offered by this prospectus.

     In order to avoid an “ownership change” for federal tax purposes, our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock, except under limited circumstances. Consequently, no person may acquire shares of common stock from the selling stockholders if, after giving effect to that acquisition, the person would beneficially own, either directly or indirectly, 5% or more of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 24, 2004.

     Unless the context otherwise requires, references in this prospectus to “Danielson,” and “we,” “our,” “us” and similar terms refer to Danielson Holding Corporation and its subsidiaries; references to “NAICC” refer to National American Insurance Company of California and its subsidiaries; references to “ACL” refer to American Commercial Lines, LLC and its subsidiaries; and references to “Covanta” refer to Covanta Energy Corporation and its subsidiaries.

SUMMARY

About Danielson Holding Corporation

     We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta Energy Corporation in March 2004. We engage in insurance operations through our indirect subsidiaries, National American Insurance Company of California and related entities. We also have investments in companies engaged in the marine transportation and services industry through our investment in ACL. We are the owners of all of the equity interests in ACL. ACL and certain of its related entities are currently subject to Chapter 11 bankruptcy proceedings.

     As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.

     As of the end of 2003, we reported aggregate consolidated net operating loss tax carryforwards, which we refer to as “NOLs” in this prospectus, for federal income tax purposes of approximately $652 million. These losses will expire over the course of the next 19 years unless utilized prior thereto.

     Our principal executive offices are located at 2 North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and our telephone number is (312) 466-4030.

About Covanta Energy Corporation

     Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 55 power generation facilities, 40 of which are in the United States and 15 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta also operates water or wastewater treatment facilities, all of which are located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries. Covanta’s principal executive offices are located at 40 Lane Road, Fairfield, New Jersey and its telephone number is (973) 882-9000.

     Prior to March 10, 2004 when we acquired Covanta upon its emergence from bankruptcy proceedings, it and most of its domestic subsidiaries had been operating as debtors in possession under Chapter 11 of the United States Bankruptcy Code.

Risk Factors

     An investment in our common stock is very risky. You should consider carefully the risk factors beginning later on this page 2 of this prospectus.

Use of Proceeds

     We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

RISK FACTORS

     An investment in our common stock is very risky. You should carefully consider the following factors and all the information in this prospectus and the information incorporated by reference herein.

Danielson-Specific Risks

We Cannot Be Certain That The Net Operating Loss Tax Carryforwards Will Continue to Be Available to Offset Our Tax Liability.

     As of December 31, 2003, we had approximately $652 million of net operating loss tax carryforwards for Federal income tax purposes, which we refer to as “NOLs”. In order to utilize the NOLs, we must generate taxable income which can offset such carryforwards. The NOLs are also utilized by income from certain grantor trusts that were established as part of the Mission Insurance organization. The NOLs will expire if not used. The availability of NOLs to offset taxable income would be substantially reduced if we were to undergo an “ownership change” within the meaning of Section 382(g)(1) of the Internal Revenue Code. We will be treated as having had an “ownership change” if there is more than a 50% change in stock ownership during a three year “testing period” by “5% stockholders”.

     In order to help us preserve the NOLs, our certificate of incorporation contains stock transfer restrictions designed to reduce the risk of an ownership change for purposes of Section 382 of the Internal Revenue Code. The transfer restrictions were implemented in 1990, and we expect that the restrictions will remain in force as long as the NOLs are available. We cannot assure you, however, that these restrictions will prevent an ownership change.

     The NOLs will expire in various amounts, if not used, between 2004 and 2023. The Internal Revenue Service has not audited any of our tax returns for any of the years during the carryforward period including those returns for the years in which the losses giving rise to the NOLs were reported. We cannot assure you that we would prevail if the IRS were to challenge the availability of the NOLs. If the IRS was successful in challenging our NOLs, all or some portion of the NOLs would not be available to offset our future consolidated income and we may not be able to satisfy our obligations to Covanta under a tax sharing agreement, or to pay taxes that may be due from our consolidated tax group.

     In addition to the foregoing, other possible reductions in our NOLs could occur in connection with ACL’s emergence from bankruptcy. Management anticipates that should ACL emerge from bankruptcy, while we will attempt to manage the tax consequences of that transaction, taxable income could result from ACL debt forgiveness and asset sales, which could materially reduce our NOLs.

The Market for Our Common Stock Has Been Historically Illiquid Which May Affect Your Ability to Sell Your Shares.

     The volume of trading in our stock has historically been low. Having a market for shares without substantial liquidity can adversely affect the price of the stock at a time an investor might want to sell his, her or its shares.

Future Sales of Our Common Stock May Depress Our Stock Price.

     No prediction can be made as to the effect, if any, that future sales of our common stock, or the availability of our common stock for future sales, will have on the market price of our common stock. Sales in the public market of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. The potential effect of the sale of our shares of common stock pursuant to this prospectus may be to depress the price at which our common stock trades.

Reduced Liquidity and Price Volatility Could Result in a Loss to Investors.

     Although our common stock is listed on the AMEX, there can be no assurance as to the liquidity of an investment in our common stock or as to the price an investor may realize upon the sale of our common stock. These prices are determined in the marketplace and may be influenced by many factors, including the liquidity of the market for our common stock, the market price of our common stock, investor perception and general economic and market conditions.

SZ Investments Beneficially Owns Approximately 16.2% of Our Outstanding Common Stock.

     As of July 14, 2004, SZ Investments, L.L.C., a selling stockholder referred to in this prospectus as “SZ Investments,” beneficially owned 11,796,442 shares of our common stock for an aggregate beneficial ownership of approximately 16.2% of our common stock. In addition, our nine member board of directors includes two affiliates of SZ Investments, Samuel Zell, Chairman of the Board, and William Pate, and our Chief Financial Officer is also an affiliate of SZ Investments. Because of its large percentage of ownership, and board and officer representation, SZ Investments may have significant control over our management and policies.

Concentrated Stock Ownership and Charter Provision May Discourage Unsolicited Acquisition Proposals.

     Assuming the issuance of 3.0 million shares of our Common Stock in a subsequent rights offering to a class of Covanta creditors, SZ Investments, Third Avenue Trust, on behalf of Third Avenue Value Fund, a selling stockholder referred to in this prospectus as “Third Avenue,” and D. E. Shaw Laminar Portfolios, L.L.C., a creditor of Covanta and a selling stockholder referred to in this prospectus as “Laminar,” separately own or will have the right to acquire approximately 15.6%, 6.0% and 18.4%, respectively, or when aggregated, 40.0% of our outstanding common stock. Although there are no agreements among them regarding their voting or disposition of shares of our common stock, the level of their combined ownership of shares of common stock could have the effect of discouraging or impeding an unsolicited acquisition proposal. In addition, the change in ownership limitations contained in Article Fifth of our charter could have the effect of discouraging or impeding an unsolicited takeover proposal.

Covanta-Specific Risks

Covanta Emerged from Bankruptcy with A Large Amount of Domestic Debt, And We Cannot Assure You That Its Cash Flow from Domestic Operations Will Be Sufficient to Pay This Debt.

     If a sufficient portion of NOLs are not available to Covanta and Danielson cannot meet its obligations under the tax sharing agreement to Covanta, it is likely that Covanta will not have sufficient cash flow from operations or other sources of liquidity to pay the principal and interest due with respect to its domestic debt.

     Covanta’s ability to service its domestic debt will also depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	its ability to maintain compliance with its debt covenants;

•	its ability to avoid increases in overhead and operating expenses in view of the largely fixed nature of its revenues;

•	its ability to maintain or enhance revenue from renewals or replacement of existing contracts, which begin to expire in October, 2007, and from new contracts to expand existing facilities or operate additional facilities; and

•	market conditions affecting waste disposal and energy pricing, as well as competition from other companies for contract renewals, expansions, and additional contracts, particularly after its existing contracts expire.

The Amount of Unsecured Claims for Which Covanta Is Liable Has Not Been Determined and Could Exceed Our Estimates.

     In connection with Covanta’s emergence from bankruptcy, Covanta authorized the issuance of $50 million of unsecured notes under an indenture. Although Covanta estimates that it will issue such notes in an amount less than $35 million, the ultimate amount of unsecured notes will not be determined until remaining claims are resolved through settlement or litigation in Bankruptcy Court. We cannot assure you that the final amount of such notes issued will be less that Covanta’s estimate, or that the ultimate resolution of such claims will result in liabilities of less than $50 million.

Covanta May Not Be Able to Refinance Its Domestic Debt Agreements Prior to Maturity.

     Covanta issued high yield notes which mature in 2011. Prior to maturity, Covanta is obligated to pay only interest, and no principal, with respect to these notes. Covanta’s cash flow may be insufficient to pay the principal at maturity, which will be $230 million at such time. Consequently, Covanta may be obligated to refinance these notes prior to maturity. Covanta may refinance the notes during the first two years after issuance without paying a premium, and thereafter may refinance these notes but must pay a premium to do so.

     Several of Covanta’s contracts require it to provide certain letters of credit to contract counterparties. The aggregate stated amount of these letters declines materially each year, particularly prior to 2010. Covanta’s financing arrangements under which these letters of credit are issued expire in 2009, and so it must refinance these arrangements in order to allow Covanta to continue to provide the letters of credit beyond the current expiration date.

     We cannot assure you that Covanta will be able to obtain refinancing on acceptable terms, or at all.

Covanta’s Ability to Grow Its Business Is Limited.

     Covanta’s ability to grow its domestic business by investing in new projects will be limited by debt covenants in its principal financing agreements, and from potentially fewer market opportunities for new waste-to-energy facilities.

     We cannot assure you that, when it seeks to refinance its domestic debt agreements, Covanta will be able to negotiate covenants that will provide it with more flexibility to grow its business.

Covanta’s Liquidity Is Limited by The Amount of Domestic Debt Issued When It Emerged from Bankruptcy.

     Covanta believes that its cash flow from domestic operations will be sufficient to pay for its domestic cash needs, including debt service on its domestic corporate debt, and that its revolving credit facility will provide a secondary source of liquidity. We cannot assure you that Covanta’s cash flow from domestic operations will not be adversely affected by adverse economic conditions or circumstances specific to one or more projects or that if such conditions or circumstances do occur, its revolving credit facility will provide Covanta with access to sufficient cash for such purposes.

Operation of Covanta’s Facilities and the Construction of New or Expanded Facilities Involve Significant Risks That Cannot Always be Covered by Insurance or Contractual Protections.

     The operation of Covanta’s facilities and the construction of new or expanded facilities involve many risks, including:

•	the inaccuracy of Covanta’s assumptions with respect to the timing and amount of anticipated revenues;

•	supply interruptions;

•	work stoppages;

•	permitting and other regulatory issues;

•	labor disputes;

•	social unrest;

•	weather interferences;

•	unforeseen engineering and environmental problems;

•	unanticipated cost overruns;

•	catastrophic events including fires, explosions, earthquakes and droughts;

•	changes in legal requirements;

•	acts of terrorism;

•	breakdown or failure of equipment or processes;

•	performance below expected levels of output or efficiency;

•	license revocation; and

•	the exercise of the power of eminent domain.

     Expansions of existing plants and construction of new plants may require that Covanta incorporate recently developed and technologically complex equipment, especially in the case of newer environmental emission control technology.

     Although Covanta maintains insurance, obtains warranties from vendors, obligates contractors to meet certain performance levels, and attempts, where feasible, to pass risks, Covanta cannot control to the service recipient or output purchaser, the proceeds of such insurance, warranties, performance guarantees or risk sharing arrangements may not be adequate to cover lost revenues, increased expenses or liquidated damages payments.

Performance Reductions Could Materially And Adversely Affect Covanta.

     Any of the risks described in this prospectus or unforeseen problems could cause Covanta’s projects to operate below expected levels, which in turn could result in lost revenues, increased expenses, higher maintenance costs and penalties for defaults under Covanta’s service agreements and operating contracts. As a result, a project may operate at less than expected levels of profit or at a loss.

     Most of Covanta’s service agreements for waste-to-energy facilities provide for limitations on damages and cross-indemnities among the parties for damages that such parties may incur in connection with their performance under the contract. Such contractual provisions excuse Covanta from performance obligations to the extent affected by uncontrollable circumstances and provide for service fee adjustments if uncontrollable circumstances increase its costs.

     We cannot assure you that these provisions will prevent Covanta from incurring losses upon the occurrence of uncontrollable circumstances or that if Covanta were to incur such losses it would continue to be able to service its debt.

     Covanta and certain of its subsidiaries have issued performance guarantees, primarily pursuant to agreements to operate energy and waste-to-energy facilities. With respect to its domestic business, Covanta has issued guarantees to its municipal clients and other parties that Covanta’s operating subsidiaries will perform in accordance with contractual terms, including, where required, the payment of damages. Such damages may be material, and in circumstances where one or more subsidiary has incurred such damages, Covanta may not have sufficient sources of cash to pay such damages. Although it has not incurred material liability under energy and waste-to-energy guarantees previously, we cannot assure you that Covanta will be able to continue to avoid incurring material payment obligations under such guarantees or that if it did incur such obligations that it would have the cash resources to pay them.

     With respect to the international projects, Covanta Power International Holdings, Inc., referred to as “CPIH” in this prospectus, Covanta and certain of Covanta’s domestic subsidiaries have issued guarantees of CPIH’s operating obligations. The potential damages that may be owed under these guarantees may be material. Covanta is generally entitled to be reimbursed by CPIH for any payments it may make under guarantees related to international projects.

Covanta Generates Its Revenue Primarily under Long Term Contracts, and Must Avoid Defaults Under Its Contracts in Order to Service Its Debt and Avoid Material Liability to Contract Counterparties.

     Covanta must satisfy its performance and other obligations under its contracts to operate waste-to-energy facilities. These contracts typically require Covanta to meet certain performance criteria relating to amounts of waste processed, energy generation rates per ton of waste processed, residue quantity, and environmental standards. Covanta’s failure to satisfy these criteria may subject it to termination of its operating contracts. If such a termination were to occur, Covanta would lose the cash flow related to the project, and incur material termination damage liability. In circumstances where the contract of one or more subsidiaries has been terminated for Covanta’s default, Covanta may not have sufficient sources of cash to pay such damages.

     None of Covanta’s operating contracts for its waste-to-energy facilities previously have been terminated for Covanta’s default. We cannot assure you, however, that Covanta will be able to continue to be able to perform its obligations under such contracts in order to avoid such contract terminations, or damages related to any such contract termination, or that if it could not avoid such terminations that it would have the cash resources to pay amounts that may then become due.

Covanta May Face Increased Risk of Market Influences on Its Domestic Revenues After Its Contracts Expire.

     Covanta’s contracts to operate waste-to-energy projects begin to expire in 2007, and its contracts to sell energy output generally expire when the project’s operating contract expires. Expiration of these contracts will subject Covanta to greater market risk in maintaining and enhancing its revenues. As its operating contracts at municipally-owned projects approach expiration, Covanta will seek to enter into renewal or replacement contracts to continue operating such projects. Covanta will seek to bid competitively in the market for additional contracts to operate other facilities as similar contracts of other vendors expire. The expiration of Covanta’s existing energy sales contracts, if not renewed, will require Covanta to sell project energy output either into the electricity grid or pursuant to new contracts.

     At some of Covanta’s facilities, market conditions may allow Covanta to effect extensions of existing operating contracts along with facility expansions which would increase the waste processing capacity of these projects. Such extensions and expansions are currently being considered at a limited number of Covanta’s facilities in conjunction with its municipal clients. If Covanta were unable to reach agreement with its municipal clients on the terms under which it would implement such extensions and expansions, or if the implementation of these extensions and expansions is materially delayed, this may adversely affect Covanta’s cash flow and profitability.

     Covanta’s cash flow and profitability may be adversely affected if it is unable to obtain contracts acceptable to it for such renewals, replacements or additional contracts, or extension and expansion contracts. We cannot assure you that Covanta will be able to enter into such contracts, or that the terms available in the market at the time will be favorable to Covanta.

Concentration of Suppliers and Customers May Expose Covanta to Heightened Financial Exposure.

     Covanta often relies on single suppliers and single customers at Covanta’s facilities, exposing such facilities to financial risks if any supplier or customer should fail to perform its obligations.

     Covanta often relies on a single supplier to provide waste, fuel, water and other services required to operate a facility and on a single customer or a few customers to purchase all or a significant portion of a facility’s output or capacity. In most cases, Covanta has long-term agreements with such suppliers and customers in order to mitigate the risk of supply interruption. The financial performance of these facilities depends on such customers and suppliers continuing to perform their obligations under their long-term agreements. A facility’s financial results could be materially and adversely affected if any one customer or supplier fails to fulfill its contractual obligations and Covanta is unable to find other customers or suppliers to produce the same level of profitability. We cannot assure you that such performance failures by third parties will not occur, or that if they do occur, such failures will not adversely affect Covanta’s cash flow or profitability.

     In addition, for its waste-to-energy facilities, Covanta relies on its municipal clients as a source not only of waste for fuel but also of revenue from fees for disposal services Covanta provides. Because Covanta’s contracts with its municipal clients are generally long term (none expires prior to 2007), Covanta may be adversely affected if the credit quality of one or more of its municipal clients were to decline materially. We cannot assure you that such credit quality will not decline, or that if one or more of Covanta’s municipal clients’ credit quality does decline, that it would not adversely affect Covanta’s domestic cash flow or profitability.

Covanta’s International Businesses Emerged from Bankruptcy with A Large Amount of Debt, and We Cannot Assure You That Its Cash Flow from International Operations Will Be Sufficient to Pay This Debt.

     Covanta’s subsidiary holding the equity interests in its international businesses, CPIH, is also highly leveraged, and its debt will be serviced solely from the cash generated from the international operations. Cash distributions from international projects are typically less dependable as to timing and amount than distributions from domestic projects, and we cannot assure you that CPIH will have sufficient cash flow from operations or other sources to pay the principal or interest due on its debt.

     CPIH’s ability to service its debt will depend upon:

•	its ability to continue to operate and maintain its facilities consistent with historical performance levels;

•	stable foreign political environments that do not resort to expropriation, contract renegotiations or currency or exchange changes;

•	the financial ability of the electric and steam purchasers to pay the full contractual tariffs on a timely basis;

•	the ability of its international project subsidiaries to maintain compliance with their respective project debt covenants in order to make equity distributions to CPIH; and

•	its ability to sell existing projects in an amount sufficient to repay CPIH indebtedness at or prior to its maturity in three years, or to refinance its indebtedness at or prior to such maturity.

CPIH’s Debt Is Due in 2007, and It Will Need to Refinance Its Debt or Obtain Cash from Other Sources to Repay This Debt at Maturity

     Covanta believes that cash from CPIH’s operations, together with liquidity available under CPIH’s revolving credit facility, will provide CPIH with sufficient liquidity to meet its needs for cash, including cash to pay debt service on CPIH’s debt prior to maturity in 2007. Covanta believes that CPIH will not have sufficient cash from its operations and its revolving credit facility to pay off its debt at maturity, and so if it is unable to generate sufficient additional cash from asset sales or other sources, CPIH will need to refinance its debt at or prior to maturity. While CPIH’s debt is non-recourse to Covanta, it is secured by a pledge of Covanta’s stock in CPIH and CPIH’s equity interests in certain of its subsidiaries. We cannot assure you that such additional cash will be available to CPIH, or that it will be able to refinance its debt on acceptable terms, or at all.

CPIH’s Assets and Cash Flow Will Not Be Available to Covanta.

     Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, as long as the CPIH debt is outstanding, CPIH is restricted under its credit agreements from distributing cash to Covanta. Under these agreements, CPIH’s cash may only be used for CPIH’s purposes and to service CPIH’s debt. Accordingly, although reported on Danielson’s and Covanta’s consolidated financial statements, Covanta does not have access to CPIH’s revenues or cash flows and will have access only to Covanta’s domestically generated cash flows.

A Sale or Transfer of CPIH or Its Assets May Not Be Sufficient to Repay CPIH Indebtedness.

     Although CPIH’s results of operations are consolidated with Danielson’s and Covanta’s for financial reporting purposes, due to CPIH’s indebtedness and the terms of Covanta’s credit agreements, CPIH’s cash flow is available only to repay CPIH’s debt. Similarly, in the event that CPIH determines that it is desirable to sell or transfer all or any portion of its assets or business, the proceeds would first be applied to reduce CPIH’s debt. We cannot assure you that the proceeds of any such sale would be sufficient to repay all of CPIH’s debt, consisting of principal and accrued interest or, if sufficient to repay CPIH’s debt, that such proceeds would offset the loss of CPIH’s revenues and earnings as reported by Danielson and Covanta in their respective consolidated financial statements.

Exposure to International Economic and Political Factors May Materially And Adversely Affect Covanta’s Business.

     CPIH’s operations are entirely outside the United States and expose it to legal, tax, currency, inflation, convertibility and repatriation risks, as well as potential constraints on the development and operation of potential business, any of which can limit the benefits to CPIH of a foreign project.

     CPIH’s projected cash distributions from existing facilities over the next five years comes from facilities located in countries having sovereign ratings below investment grade, including Bangladesh, the Philippines and India. In addition, Covanta continues to provide operating guarantees and letters of credit for certain of CPIH’s projects, which if drawn upon would require CPIH to reimburse Covanta for any related payments it may be required to make. The financing, development and operation of projects outside the United States can entail significant political and financial risks, which vary by country, including:

•	changes in law or regulations;

•	changes in electricity tariffs;

•	changes in foreign tax laws and regulations;

•	changes in United States, federal, state and local laws, including tax laws, related to foreign operations;

•	compliance with United States, federal, state and local foreign corrupt practices laws;

•	changes in government policies or personnel;

•	changes in general economic conditions affecting each country, including conditions in financial markets;

•	changes in labor relations in operations outside the United States;

•	political, economic or military instability and civil unrest; and

•	expropriation and confiscation of assets and facilities.

     The legal and financial environment in foreign countries in which CPIH currently owns assets or projects also could make it more difficult for it to enforce its rights under agreements relating to such projects.

     The occurrence of any of these risks could substantially delay the receipt of cash distributions from international projects or reduce the value of the project concerned. In addition, the existence of the operating guarantees and letters of credit provided by Covanta for CPIH projects could expose it to any or all of the risks identified above with respect to the CPIH projects, particularly if CPIH’s cash flow or other sources of liquidity are insufficient to reimburse Covanta for amounts due under such instruments. As a result, these risks may have a material adverse effect on Covanta’s business, consolidated financial condition and results of operations and on CPIH’s ability to service its debt.

Exposure to Foreign Currency Fluctuations May Affect Covanta’s Costs of Operations.

     CPIH sought to participate in projects in jurisdictions where limitations on the convertibility and expatriation of currency have been lifted by the host country and where such local currency is freely exchangeable on the international markets. In most cases, components of project costs incurred or funded in the currency of the United States are recovered with limited exposure to currency fluctuations through negotiated contractual adjustments to the price charged for electricity or service provided. This contractual structure may cause the cost in local currency to the project’s power purchaser or service recipient to rise from time to time in excess of local inflation. As a result, there is a risk in such situations that such power purchaser or service recipient will, at least in the near term, be less able or willing to pay for the project’s power or service.

Exposure to Fuel Supply Prices May Affect CPIH’s Costs and Results of Operations.

     Changes in the market prices and availability of fuel supplies to generate electricity may increase CPIH’s cost of producing power, which could adversely impact our profitability and financial performance.

     The market prices and availability of fuel supplies of some of CPIH’s facilities fluctuate. Although CPIH believes that it has adequate and reliable fuel supplies and that its suppliers have adequate production and transportation systems to comply with their contractual requirements to supply CPIH’s facilities, any price increase, delivery disruption or reduction in the availability of such supplies could affect CPIH’s ability to operate CPIH’s facilities and impair its cash flow and profitability. CPIH may be subject to further exposure if any of its future operations are concentrated in facilities using fuel types subject to fluctuating market prices and availability. Covanta may not be successful in its efforts to mitigate its exposure to supply and price swings.

Covanta’s Inability to Obtain Resources for Operations May Adversely Affect Its Ability to Effectively Compete.

     Covanta’s waste-to-energy facilities depend on solid waste both for fuel and as a source of revenue. For most of Covanta’s facilities, the prices it charges for disposal of solid waste are fixed under long-term contracts and the supply is guaranteed by sponsoring municipalities. However, for some of Covanta’s waste-to-energy facilities, the availability of solid waste to Covanta, as well as the tipping fee that Covanta must charge to attract solid waste to its facilities, depends upon competition from a number of sources such as other waste-to-energy facilities, landfills and transfer stations competing for waste in the market area. In addition, Covanta may need to obtain waste on a short-term competitive basis as its long-term contracts expire at its owned facilities. There has been and may be further consolidation in the solid waste industry which would reduce the number of solid waste collectors or haulers that are competing for disposal facilities or enable such collectors or haulers to use wholesale purchasing to negotiate favorable below-market disposal rates. The consolidation in the solid waste industry has resulted in companies with vertically integrated collection activities and disposal facilities. Such consolidation may result in economies of scale for those companies as well as the use of disposal capacity at facilities owned by such companies or by affiliated companies. Such activities can affect both the availability of waste to Covanta for disposal at some of Covanta’s waste-to-energy facilities and market pricing.

Compliance with Environmental Laws Could Adversely Affect Covanta’s Results of Operations.

     Costs of compliance with existing and future environmental regulations by federal, state and local authorities could adversely affect Covanta’s cash flow and profitability. Covanta’s business is subject to extensive environmental regulation by federal, state and local authorities, primarily relating to air, waste (including residual ash from combustion) and water. Covanta is required to comply with numerous environmental laws and regulations and to obtain numerous governmental permits in operating Covanta’s facilities. Covanta may incur significant additional costs to comply with these requirements. Environmental regulations may also limit Covanta’s ability to operate Covanta’s facilities at maximum capacity or at all. If Covanta fails to comply with these requirements, Covanta could be subject to civil or criminal liability, damages and fines. Existing environmental regulations could be revised or reinterpreted, and new laws and regulations could be adopted or become applicable to Covanta or its facilities, and future changes in environmental laws and regulations could occur. This may materially increase the amount Covanta must invest to bring its facilities into compliance. In addition, lawsuits by the Environmental Protection Agency, commonly referred to as the EPA, and various states highlight the environmental risks faced by generating facilities. Stricter environmental regulation of air emissions, solid waste handling or combustion, residual ash handling and disposal, and waste water discharge could materially affect Covanta’s cash flow and profitability.

     Covanta may not be able to obtain or maintain, from time to time, all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if Covanta fails to obtain and comply with them, the operation of Covanta’s facilities could be jeopardized or become subject to additional costs.

Federal Energy Regulation Could Adversely Affect Covanta’s Revenues and Costs of Operations.

     Covanta’s business is subject to extensive energy regulations by federal and state authorities. The economics, including the costs, of operating Covanta’s generating facilities may be adversely affected by any changes in these regulations or in their interpretation or implementation or any future inability to comply with existing or future regulations or requirements.

     The Public Utility Holding Company Act of 1935, or “PUHCA,” and the Federal Power Act, or the “FPA,” regulate public utility holding companies and their subsidiaries and place constraints on the conduct of their business. The FPA regulates wholesale sales of electricity and the transmission of electricity in interstate commerce by public utilities. Under the Public Utility Regulatory Policies Act of 1978, known as “PURPA,” Covanta’s domestic facilities are qualifying facilities (facilities meeting statutory size, fuel and ownership requirements), which are exempt from regulations under PUHCA, most provisions of the FPA and state rate regulation. Covanta’s foreign projects are exempt from regulation under PUHCA.

     If Covanta becomes subject to either the FPA or PUHCA, the economics and operations of Covanta’s energy projects could be adversely affected, including rate regulation by the Federal Energy Regulation Commission, with respect to its output of electricity. If an alternative exemption from PUHCA was not available, Covanta could be subject to regulation by the SEC as a public utility holding company. In addition, depending on the terms of the project’s power purchase agreement, a loss of Covanta’s exemptions could allow the power purchaser to cease taking and paying for electricity or to seek refunds of past amounts paid. Such results could cause the loss of some or all contract revenues or otherwise impair the value of a project and could trigger defaults under provisions of the applicable project contracts and financing agreements. Defaults under such financing agreements could render the underlying debt immediately due and payable. Under such circumstances, Covanta cannot assure you that revenues received, the costs incurred, or both, in connection with the project could be recovered through sales to other purchasers.

Failure to Obtain Regulatory Approvals Could Adversely Affect Covanta’s Operations.

     Covanta is continually in the process of obtaining or renewing federal, state and local approvals required to operate Covanta’s facilities. Covanta may not always be able to obtain all required regulatory approvals, and Covanta may not be able to obtain any necessary modifications to existing regulatory approvals or maintain all required regulatory approvals. If there is a delay in obtaining any required regulatory approvals or if Covanta fails to obtain and comply with any required regulatory approvals, the operation of Covanta’s facilities or the sale of electricity to third parties could be prevented, made subject to additional regulation or subject Covanta to additional costs.

The Energy Industry Is Becoming Increasingly Competitive, and Covanta Might Not Successfully Respond to These Changes.

     Covanta may not be able to respond in a timely or effective manner to the changes resulting in increased competition in the energy industry in both domestic and international markets. These changes may include deregulation of the electric utility industry in some markets, privatization of the electric utility industry in other markets and increasing competition in all markets. To the extent U.S. competitive pressures increase and the pricing and sale of electricity assumes more characteristics of a commodity business, the economics of Covanta’s business may come under increasing pressure. Regulatory initiatives in foreign countries where Covanta has or will have operations involve the same types of risks.

Changes in Laws And Regulations Affecting The Solid Waste and The Energy Industries Could Adversely Affect Covanta’s Business.

     Covanta’s business is highly regulated. Covanta cannot predict whether the federal or state governments or foreign governments will adopt legislation or regulations relating to the solid waste or energy industries. We cannot assure you that the introduction of new laws or other future regulatory developments will not have a material adverse effect on Covanta’s business, financial condition or results of operations.

Insurance Services-Specific Risks

The Insurance Products Sold by NAICC Are Subject to Intense Competition.

     The insurance products sold by NAICC are subject to intense competition from many competitors, many of whom have substantially greater resources than NAICC. We can not assure you that NAICC will be able to successfully compete in these markets and generate sufficient premium volume at attractive prices to be profitable. This risk is enhanced by the reduction in the lines of business NAICC writes as a result of it decision to reduce underwriting operations.

Insurance Regulations May Affect NAICC’s Operations.

     The insurance industry is highly regulated and it is not possible to predict the impact of future state and federal regulations on the operations of NAICC.

If NAICC’s Loss Experience Exceeds Its Estimates, Additional Capital May Be Required.

     Unpaid losses and loss adjustment expenses are based on estimates of reported losses, historical company experience of losses reported for reinsurance assumed, and historical company experience for unreported claims. Such liability is, by necessity, based on estimates that may change in the near term. NAICC cannot assure you that the ultimate liabilities will not exceed, or even materially exceed, the amounts estimated. If the ultimate liability materially exceeds estimates, then additional capital would be required to be contributed to some of our insurance subsidiaries. NAICC and the other insurance subsidiaries have received additional capital contributions in each of the past two years and they cannot provide any assurance that they will be able to obtain such additional capital on commercially reasonable terms or at all.

     In addition, due to the fact that NAICC and its other insurance subsidiaries are in the process of running off several significant lines of business, the risk of adverse development and the subsequent requirement to obtain additional capital is heightened.

Failure to Satisfy Capital Adequacy and Risk-Based Capital Requirements Would Require NAICC to Obtain Additional Capital.

     NAICC is subject to regulatory risk-based capital requirements. Depending on its risk-based capital, NAICC could be subject to four levels of increasing regulatory intervention ranging from company action to mandatory control. NAICC’s capital and surplus is also one factor used to determine its ability to distribute or loan funds to us. If NAICC has insufficient capital and surplus, as determined under the risk-based capital test, it will need to obtain additional capital to establish additional reserves. NAICC cannot provide any assurance that it will be able to obtain such additional capital on commercially reasonable terms or at all.

ACL Bankruptcy-Specific Risks

ACL’s Emergence From Bankruptcy Might Cause Our NOLs To Be Reduced.

     If ACL emerges from bankruptcy, taxable income could result from ACL debt forgiveness and asset sales which could materially reduce our NOLs.

ACL May Not Be Able To Reorganize in Chapter 11.

     Additional risks associated with the reorganization of ACL and its emergence from Chapter 11 include, but are not limited to, adverse developments with respect to ACL’s liquidity, poor results of operations limiting ACL’s ability to continue as a going concern, and the availability of exit financing to facilitate emergence from Chapter 11 pursuant to a plan of reorganization. In addition, third parties could seek and obtain court approval to terminate or shorten the exclusivity period for ACL, to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert ACL’s cases to Chapter 7 cases for the liquidation of its businesses. In the event of the liquidation and sale of ACL’s assets or other plan terminations, under certain circumstances, statutory obligations for ACL’s ERISA qualified pension plans could be imposed upon us.

Uncertainties in the Bankruptcy Process May Adversely Affect ACL.

     ACL’s future results are dependent upon successfully obtaining approval, confirmation and implementation of a plan of reorganization. ACL has not yet submitted such a plan to the Bankruptcy Court for approval and cannot make any assurance that it will be able to submit and obtain confirmation of any such plan in a timely manner. Failure to confirm a plan in a timely manner could adversely affect ACL’s operating results, as ACL’s ability to obtain financing to fund its operations and its relations with its customers may be harmed by protracted bankruptcy proceedings.

     ACL may, under certain circumstances, file motions with the Bankruptcy Court to assume or reject executory contracts. An executory contract is one in which the parties have mutual obligations to perform, such as contracts of affreightment, charters, equipment leases and real property leases. Unless otherwise agreed, the assumption of a contract will require ACL to cure or provide for the cure of all prior defaults under the related contract, including all pre-petition liabilities. Unless otherwise agreed, the rejection of a contract is deemed to constitute a breach of the agreement as of the moment immediately preceding the Chapter 11 filing, giving the counter party a right to assert a general unsecured claim for damages arising out of the breach. Additional liabilities subject to the proceedings may arise in the future as a result of the rejection of executory contracts, including leases, and from the determination of the Bankruptcy Court, or agreement by parties in interest, of allowed claims for contingencies and other disputed amounts. Conversely, the assumption of executory contracts and unexpired leases may convert liabilities shown as subject to compromise to post-petition liabilities. Due to the uncertain nature of many of the potential claims, ACL is unable to project the magnitude of such claims with any degree of certainty.

The Adverse Publicity of ACL’s Bankruptcy Could Adversely Affect Its Results of Operations.

     The potential adverse publicity associated with the Chapter 11 filing and the resulting uncertainty regarding ACL’s future prospects may hinder ACL’s ongoing business activities and its ability to operate, fund and execute its business plan by:

•	impairing relations with existing and potential customers;

•	negatively impacting the ability of ACL to attract, retain and compensate key executives and associates and to retain employees generally;

•	limiting ACL’s ability to obtain trade credit; and

•	impairing present and future relationships with vendors and service providers.

Uncertainties in The Bankruptcy Process May Adversely Affect the Value of Our Investment in ACL.

     Currently, it is not possible to predict with certainty the length of time ACL will operate under the protection of Chapter 11, the outcome of the Chapter 11 proceedings in general, or the effect of the proceedings on the business of ACL or on the interests of the various creditors and stakeholders. Under the priority scheme established by the Bankruptcy Code, many post-petition liabilities and pre-petition liabilities need to be satisfied before equity holders can receive any distribution. We, directly and indirectly, hold 100% of the equity interests in ACL. The ultimate recovery to us, if any, will not be determined until confirmation of a plan of reorganization. There can be no assurance as to what value, if any, will be ascribed to our equity interests in ACL and the other debtors in the bankruptcy proceedings. It is likely that our equity will have little or no value.

The Ongoing Costs of the Bankruptcy Process May Affect ACL’s Results of Operations and Cash Flows.

     ACL has incurred and will continue to incur significant costs associated with the reorganization. The amount of these costs, which are being expensed as incurred, are expected to have a significant adverse affect on its results of operations and cash flows.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. Any statements that express or involve discussions as to expectations, beliefs and plans involve known and unknown risks, uncertainties and other factors that may cause the actual results to materially differ from those considered by the forward-looking statements. Factors that could cause actual results to differ materially include: our ability to fund our capital requirements in the near term and in the long term; and other factors, risks and uncertainties that are described in this prospectus and Covanta Energy Corporation’s and our filings with the Securities and Exchange Commission. As a result, no assurances can be given as to future results, levels of activity and achievements. Any forward-looking statements speak only as of the date the statements were made. Neither we nor Covanta Energy Corporation undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, unless otherwise required by law.

DANIELSON’S BUSINESS

     We are a holding company incorporated in Delaware. Substantially all of our current operations were conducted in the insurance services industry prior to our acquisition of Covanta in March 2004. We engage in insurance operations through our indirect subsidiaries, National American Insurance Company of California and related entities. We also have an equity interest in companies engaged in the marine transportation and services industry through our investment in ACL. We are the owners of all of the equity interests in ACL. ACL and certain of its related entities are currently subject to Chapter 11 Bankruptcy proceedings.

     Our strategy has been to grow by making strategic acquisitions. Such acquisitions have not and may not complement our existing operations. They also have not and may not be related to our current businesses. As part of this corporate strategy, we have sought acquisition opportunities, such as the recent acquisition of Covanta, which management believes will enable us to earn an attractive return on our investment.

     As a result of the consummation of the Covanta acquisition on March 10, 2004, our future performance will predominantly reflect the performance of Covanta’s operations which are significantly larger than our other operations. As a result, the nature of our business, the risks attendant to such business and the trends that it will face will be significantly altered by the acquisition of Covanta. Accordingly, our prior financial results will not be comparable to our future results.

     In May 2002, we acquired a 100% ownership interest in ACL, thereby entering into the marine transportation, construction and related service provider businesses. On January 31, 2003, ACL and many of its subsidiaries and its immediate direct parent entity, American Commercial Lines Holdings, LLC, referred to in this prospectus as “ACL Holdings,” filed a petition with the U.S. Bankruptcy Court to reorganize under Chapter 11 of the U.S. Bankruptcy Code. Material uncertainty exists as to the impact of the bankruptcy on our equity interest in ACL upon the conclusion of ACL’s bankruptcy proceeding. While it cannot presently be determined, we believe that our investment in ACL is likely to have little or no value upon the completion of that bankruptcy proceeding. Accordingly, we attribute no value to our investment in ACL on our financial statements. Danielson, NAICC and our equity investees, operating in the marine services industries, are not guarantors of ACL’s debt, nor are they contractually liable for any of ACL’s liabilities. See “Risk Factors – ACL Bankruptcy – Specific Risks” for a more complete discussion of the risk associated with our investment in ACL.

     We currently own a direct 5.4% interest in Global Materials Services, LLC and a direct 50% interest in Vessel Leasing, LLC. ACL owns 50% of Global Materials Services and the remaining 50% of Vessel Leasing. Neither of these two companies filed for Chapter 11 protection. Global Materials Services is an owner and operator of marine terminals and warehouse operations, and Vessel Leasing leases barges to ACL’s barge transportation operations, which are in Chapter 11. We, Global Materials Services and Vessel Leasing are not guarantors of ACL’s debt nor are we, or they, contractually liable for any of ACL’s liabilities.

     As a result of the bankruptcy filing, while we continue to exercise influence over the operating and financial policies of ACL through our ownership of all of the equity interests in ACL, we no longer maintain control of ACL. Accordingly, beginning for the year ended December 31, 2003, we account for our investments in ACL, Global Materials Services and Vessel Leasing using the equity method of accounting. Under the equity method of accounting, we report our share of the equity investees’ income or loss based on our ownership interest. In determining the proper equity method earnings to be recognized for ACL, we do not recognize losses in excess of our investment carrying value of zero at December 31, 2003, as we are not liable either directly or as guarantor for such losses.

     As of the end of 2003, we reported aggregate consolidated NOLs for federal income tax purposes of approximately $652 million. These losses will expire over the course of the next 19 years unless utilized prior thereto.

     Our principal executive offices are located at 2 North Riverside Plaza, Suite 600, Chicago, Illinois 60606, and our telephone number is (312) 466-4030.

COVANTA’S BUSINESS

     Covanta develops, constructs, owns and operates for itself and others infrastructure for the conversion of waste to energy, independent power production and the treatment of water and wastewater in the United States and abroad. Covanta owns or operates 55 power generation facilities, 40 of which are in the United States and 15 of which are located outside of the United States. Covanta’s power generation facilities use a variety of fuels, including municipal solid waste, water (hydroelectric), natural gas, coal, wood waste, landfill gas and heavy fuel oil. Covanta operates water or wastewater treatment facilities, all of which are located in the United States. Until September 1999, and under prior management, Covanta was also actively involved in the entertainment and aviation services industries. Covanta’s principal executive offices are located at 40 Lane Road, Fairfield, New Jersey and its telephone number is (973) 882-9000.

     Covanta’s current principal business units are domestic energy and water, and international energy.

     On March 10, 2004, Covanta and most of its domestic affiliates consummated a plan of reorganization and emerged from their reorganization proceedings under Chapter 11 of the Bankruptcy Code. As a result of the consummation of the plan, Covanta is our wholly-owned subsidiary. The Covanta bankruptcy commenced on April 1, 2002, when Covanta and 123 of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. After the first petition date, 32 additional subsidiaries filed their Chapter 11 petitions for relief under the Bankruptcy Code. Prior to emergence, the debtors under the Chapter 11 cases operated their business as debtors-in-possession pursuant to the Bankruptcy Code.

ACQUISITION OF COVANTA ENERGY CORPORATION

     On December 2, 2003, we executed a definitive investment and purchase agreement to acquire Covanta in connection with Covanta’s emergence from Chapter 11 proceedings. The primary components of the transaction were: (1) the purchase by us of 100% of the equity of Covanta in consideration for a cash purchase price of $30.0 million, and (2) agreement as to new letter of credit and revolving credit facilities for Covanta’s domestic and international operations, provided by some of the existing Covanta lenders and three additional lenders arranged by us. We amended this agreement with Covanta as of February 23, 2004 to reduce the purchase price and release from an escrow account $175,000 so that a limited liability company formed by us and one of our subsidiaries could acquire an equity interest in Covanta Lake, Inc., a wholly-owned indirect subsidiary of Covanta, in a transaction separate and distinct from the acquisition of Covanta out of bankruptcy.

     As required by the investment and purchase agreement, Covanta filed a proposed plan of reorganization, a proposed plan of liquidation for specified non-core businesses, and the related draft disclosure statement, each reflecting the transactions contemplated under the investment and purchase agreement, with the Bankruptcy Court. On March 5, 2004, the Bankruptcy Court confirmed the proposed plans.

     Under the terms of the investment and purchase agreement, on March 10, 2004, we acquired 100% of Covanta’s equity in consideration for $30 million (net of $175,000 discussed above). As part of the investment and purchase agreement, we arranged for a new $118 million replacement letter of credit facility for Covanta, secured by a second lien on Covanta’s domestic assets. This financing was provided by each of SZ Investments, a selling stockholder, Third Avenue, a selling stockholder, and Laminar, a creditor of Covanta and a selling stockholder, who we refer to collectively in this prospectus as the “Bridge Lenders.” In addition, in connection with a note purchase agreement described below, Laminar arranged for a $10.0 million revolving loan facility for Covanta’s international assets that we acquired, secured by these assets.

     The purchase price recognized by us in our financial statements was $47.5 million which includes the cash purchase price of $29.8 million, an expense estimate of approximately $6.4 million for professional fees and other costs incurred in connection with the acquisition, and an estimated fair value of $11.3 million for our commitment to sell up to 3.0 million shares of our common stock at $1.53 per share to a class of creditors of Covanta, subject to certain limitations.

Financing the Covanta Acquisition

     We obtained the financing necessary for the Covanta acquisition pursuant to a note purchase agreement dated December 2, 2003, with each of the Bridge Lenders. Pursuant to the note purchase agreement, the Bridge Lenders severally provided us with an aggregate of $40.0 million of bridge financing in exchange for notes issued by us, details of which are discussed under “Note Purchase Agreement” in this Section below.

     As part of our negotiations with Laminar and their becoming a 5% stockholder, pursuant to a letter agreement dated December 2, 2003, Laminar has agreed to additional restrictions on the transferability of the shares of our common stock that Laminar acquired pursuant to the note purchase agreement. Further in accordance with the transfer restrictions contained in Article Fifth of our charter restricting the resale of our common stock by 5% stockholders, we have agreed with Laminar to provide it with limited rights to resell such common stock. Finally, we agreed with each of the Bridge Lenders to file a registration statement, including this prospectus, with the SEC to register the shares of common stock issued to them under the note purchase agreement. Samuel Zell, Chairman of our board of directors, Philip Tinkler, our Chief Financial Officer, and William Pate, one of our directors, are affiliated with SZ Investments. Martin Whitman and David Barse, members of our board of directors, are officers and trustees of Third Avenue and also serve as officers of the management company that manages the investments of Third Avenue. The note purchase agreement and other transactions involving the Bridge Lenders were negotiated, reviewed and approved by a special committee of our board of directors composed solely of disinterested directors.

Description of Significant Covanta Acquisition Agreements

     The following summary is qualified by reference to each of these agreements and certain exhibits thereto, each of which is incorporated into this prospectus by reference.

Note Purchase Agreement

     We obtained the financing necessary for the Covanta acquisition pursuant to a note purchase agreement dated December 2, 2003, with each of the Bridge Lenders. Pursuant to the note purchase agreement, the Bridge Lenders severally provided us with an aggregate of $40.0 million of bridge financing in exchange for notes which were convertible under certain circumstances into shares of our common stock at a price of $1.53 per share, subject to agreed upon limitations. These notes were repaid on June 11, 2004 from the proceeds of a pro rata rights offering made to all of our stockholders on May 18, 2004.

     We used $30.0 million of the proceeds from the notes to post an escrow deposit prior to the closing of the transactions contemplated by the investment and purchase agreement. We amended the investment and purchase agreement as of February 23, 2004 to reduce the purchase price by $175,000 and release $175,000 from a purchase price escrow account so that a limited liability company formed by us and one of our subsidiaries could acquire an equity interest in Covanta Lake, Inc., a wholly-owned indirect subsidiary of Covanta in a transaction separate and distinct from the acquisition of Covanta out of bankruptcy. The acquisition of Covanta was completed on March 10, 2004, at which time the remainder of the escrowed purchase price funds were delivered to Covanta and used as our purchase price for Covanta. We have used and will continue to use the remaining proceeds from the sale of the bridge notes to pay transaction expenses and for general corporate purposes. In this regard, we have agreed to pay up to $0.9 million in the aggregate to the Bridge Lenders as reimbursement for expenses incurred by them in connection with the note purchase agreement.

     We issued to the Bridge Lenders an aggregate of 5,120,853 shares of our common stock primarily in consideration for the $40.0 million of bridge financing. As required under the note purchase agreement, each of the Bridge Lenders participated fully in the rights offering in respect of the rights accruing pursuant to these shares of common stock, as well as shares of our common stock owned by any of the Bridge Lenders prior to the execution of the note purchase agreement, at levels that did not exceed the level of public participation in the rights offering, as described in more detail below.

     The rights offering was completed on June 11, 2004. We issued a total of 27,438,118 additional shares of our common stock in the rights offering, constituting all of the shares offered for sale, with net proceeds to us of approximately $42.0 million. We repaid the notes with the proceeds from the rights offering and through the conversion of a portion of the notes held by Laminar. Remaining proceeds will be used for working capital purposes.

     Under the terms of the note purchase agreement between Danielson and the Bridge Lenders, we agreed with Laminar that in addition to any required prepayment under the note purchase agreement, we would prepay a portion of the $20.0 million in principal amount of notes held by Laminar through the conversion of a portion of the notes held by Laminar and the issuance of up to 8.75 million shares of our common stock at a price of $1.53 per share based upon the levels of public participation in a recent rights offering by Danielson. As defined in the note purchase agreement, the term “Public Participation” means the fraction, not to exceed one, equal to the total number of shares of our common stock purchased in the rights offering by persons other than the Bridge Lenders and the State of California Commissioner of Insurance divided by 16,388,017, calculated to the fourth decimal place. Based upon the participation in the rights offering, the Public Participation fraction was equal to one and we issued the maximum of 8.75 million shares to Laminar pursuant to the conversion of approximately $13.4 million in principal amount of notes.

     Consequently, the $20.0 million principal amount of notes held by Laminar plus accrued but unpaid interest was repaid in full on June 11, 2004 through the issuance of 8.75 million shares of our common stock to Laminar and proceeds from the rights offering.

     Following the consummation of the rights offering and the issuance of shares of our common stock to Laminar as described above, we will consider the number of shares of our common stock that could be sold without creating an unreasonable risk of an ownership change. Based on this determination, we have agreed to commence an offering of shares to a class of creditors of Covanta that are entitled to participate in an offering of up to 3.0 million shares of our common stock at a price of $1.53 per share pursuant to the plan of reorganization filed with the Bankruptcy Court in connection with our acquisition of Covanta.

Laminar Letter Agreement

     Pursuant to a letter agreement dated December 2, 2003, Laminar has agreed to additional restrictions on the transfer of shares of common stock that Laminar acquired pursuant to the note purchase agreement. We have agreed with Laminar that, among other things, they will be permitted to sell such common stock over three years in the following amounts:

•	up to 10% of our outstanding shares for a period of one year following March 10, 2004;

•	up to an additional 5% of our outstanding shares, or an aggregate of 15% of our outstanding shares, during the period beginning one year following March 10, 2004 and ending two years following March 10, 2004;

•	up to an additional 5% of our outstanding shares, or an aggregate of 20% of our outstanding shares, during the period beginning two years following March 10, 2004 and ending three years following March 10, 2004; and

•	no restrictions thereafter other than restrictions included in our certificate of incorporation.

     In connection with this letter agreement, a special committee of disinterested members of our Board of Directors has determined that sales of our common stock in accordance with the foregoing limitations will not create an unreasonable risk of an ownership change under Article Fifth of our charter, subject to confirmation at the time of such transfers by our tax counsel.

Registration Rights Agreement

     Pursuant to a registration rights agreement dated as of December 2, 2003, we have agreed with each of the Bridge Lenders to file, at our expense, a registration statement, including this prospectus, with the SEC to register the shares of our common stock issued to each of them under the note purchase agreement. Each of the Bridge Lenders were also granted certain “piggy-back” registration rights with respect to such shares of our common stock.

Bridge Lender Arranged Financing

     Covanta has entered into a letter of credit facility, secured by a second priority lien on Covanta’s available domestic assets, consisting of commitments for the issuance of standby letters of credit in the aggregate face amount of up to $118 million, which was arranged for Covanta by the Company. This financing was provided by the Bridge Lenders. This second lien credit facility provides that of the total commitments available, up to $10 million may be used for cash borrowings, on a revolving basis to fund working capital requirements and for general corporate purposes. Among other things, the second lien credit facility provides Covanta with the ability to issue letters of credit as may be required with respect to various domestic waste-to-energy facilities and to continue to provide existing letters of credit required in connection with various international facilities. This second lien credit facility has a term of five years. The letter of credit component of the second lien credit facility requires cash collateral to be posted for issued letters of credit in the event Covanta has cash in excess of specified amounts.

Amounts borrowed under the revolving loan component of the second lien credit facility bear interest at either (1) 4.5% over a base rate or (2) 6.5% over a formula Eurodollar rate, the applicable rate to be determined by Covanta, increasing by 2% over the then applicable rate in specified default situations. Covanta also paid an upfront fee of $2.36 million upon entering into the second lien credit agreement, and will pay (1) a commitment fee equal to 0.5% per annum of the daily calculation of available credit, (2) an annual agency fee of $30,000, and (3) with respect to each issued letter of credit an amount equal to 6.5% per annum of the daily amount available to be drawn under such letter of credit. Amounts paid with respect to drawn letters of credit bear interest at the rate of 4.5% over the Base Rate on issued letters of credit, increasing to 6.5% over the base rate in specified default situations. Subsequent to the signing of the investment and purchase agreement, each of Third Avenue, Laminar and SZ Investments assigned approximately 30% of their participation in the second lien letter of credit facility to Goldman Sachs Credit Partners, L.P. and Laminar assigned the remainder of its participation in the second lien letter of credit facility to TRS Elara, LLC.

     International Facilities

     CPIH, a subsidiary of Covanta which holds the assets and operations of Covanta’s international independent power production business, entered into a new revolving credit facility secured by a first priority lien on substantially all of CPIH’s assets, junior only to duly perfected and unavoidable prior liens, consisting of commitments for cash borrowings of up to $10.0 million for purposes of supporting the international independent power production business, which was arranged for Covanta by Laminar.

     The CPIH revolving credit facility has a maturity date of three years following execution and bears interest at the rate of either (1) 7% over a base rate or (2) 8% over a formula Eurodollar rate, the applicable rate to be determined by CPIH, increasing by 2% over the then applicable rate in specified default situations. CPIH also paid a 2% upfront fee, $0.2 million, upon entering into the international revolving credit facility, and will pay (1) a commitment fee equal to 0.5% per annum of the daily calculation of available credit, and (2) an annual agency fee of $30,000.

     For a more complete description of the credit arrangements summarized above and other credit arrangements entered into by Covanta, please see (i) our Current Report on Form 8-K/A as filed with the SEC on May 11, 2004 which is incorporated into this prospectus by reference thereto and which includes Covanta’s financial statements and portions of Covanta’s Annual Report on Form 10-K for the year ended December 31, 2003, and (2) our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 15, 2004, as amended on Form 10-K/A, as filed with the SEC on May 18, 2004, and our Quarterly Report on Form 10-Q for the period ended March 31, 2004, as filed with the SEC on May 7, 2004, as amended on Form 10-Q/A as filed with the SEC on May 18, 2004, each of which has been filed with the SEC and is incorporated into this prospectus by reference herein.

SUBSEQUENT EVENT REGARDING QUEZON POWER

     On April 27, 2004, Quezon Power (Philippines) Ltd. Co., a Philippines limited partnership, and a subsidiary of Quezon Power, Inc., proposed a refined third amendment to the power purchase agreement and transmission line agreement with the Manila Electric Company, which we refer to as “Meralco” in this prospectus. Covanta’s subsidiary, CPIH, holds an indirect 26.125% equity interest in Quezon Power (Philippines) Ltd. Co. through its interest in Quezon Power, Inc. As of July 27, 2004, Meralco had not approved the proposed amendment, which must also be approved by the Philippine Energy Regulatory Commission.

     The details of this transaction with Meralco were set forth in detail in Note 8 to the notes to the consolidated financial statements of Quezon Power, Inc., both of which should be read in conjunction with this discussion and were provided as supplemental financial information, attached to Covanta’s Annual Report on Form 10-K, dated March 30, 2004, and incorporated by reference into our filings pursuant to a Current Report on Form 8-K/A filed with the SEC on May 11, 2004. As a result of this proposed amendment, the general manager of Quezon Power (Philippines) Ltd. Co. determined to provide for certain deferred revenues. The general manager of Quezon Power (Philippines) Ltd. Co. is not an affiliate of Covanta or us.

     As of June 30, 2004, the aggregate amount reserved by Quezon Power (Philippines) Ltd. Co. relating to the transmission line agreement was approximately $5.2 million, of which Covanta’s equity share was approximately $1.4 million.

     The impact of this reserve to Covanta’s consolidated statement of operations was a $1.2 million reduction in equity income from unconsolidated investments for the six months ended June 30, 2004. Additionally, a corresponding reduction was reflected on Covanta’s consolidated balance sheet in investments in advances to investees and joint ventures.

USE OF PROCEEDS

     The selling stockholders are offering all of the shares of common stock covered by this prospectus. We will not receive any proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS

     As more fully described in “Acquisition of Covanta Energy Corporation,” elsewhere in this prospectus, the selling stockholders are the Bridge Lenders who provided the $40.0 million of aggregate bridge financing for the Covanta acquisition. We issued to the Bridge Lenders an aggregate of 5,120,853 shares of our common stock primarily in consideration for the $40.0 million of aggregate bridge financing.

     In addition, under the note purchase agreement and based upon the levels of public participation in the rights offering, Laminar converted approximately $13.4 million of the notes to acquire an additional 8.75 million shares of our common stock at $1.53 per share.

     As part of our negotiations with Laminar and its becoming a 5% stockholder, pursuant to a letter agreement dated December 2, 2003, Laminar has agreed to additional restrictions on the transferability of the shares of our common stock that Laminar acquired pursuant to the note purchase agreement. Further in accordance with the transfer restrictions contained in Article Fifth of our charter restricting the resale of our common stock by 5% stockholders, we have agreed with Laminar to provide it with limited rights to resell such common stock. See “Acquisition of Covanta Energy Corporation – Laminar Letter Agreement” for a more complete discussion of Laminar’s ability to transfer such common stock.

     Finally, we agreed with the Bridge Lenders to file a registration statement, which includes this prospectus, with the SEC to register the shares of common stock issued to or acquired by each of the Bridge Lenders under the note purchase agreement. These shares included the shares of our common stock issued in consideration of providing financing to us under the note purchase agreement and shares acquired in the recent rights offering relating to those shares, as well as the 8.75 million shares issued to Laminar pursuant to the note purchase agreement. In connection with these registration rights, we are required to use our commercially reasonable effort to keep the registration statement effective until all the shares covered by the registration statement have been sold.

     The selling stockholders are not making any representation that any shares covered by the prospectus will be offered for sale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The following table sets forth the number of shares of our common stock owned by the selling stockholders as of July 14, 2004, and the number of shares of our common stock that will be owned assuming the sale of all the shares offered hereby.

			Number of		Percentage of
	Number of	Percentage	Shares of	Number of	Common
	Shares of	of Common	Common	Shares of	Stock
	Common Stock	Stock	Stock	Common Stock	Beneficially
Name of Selling	Beneficially	Beneficially	Available for	Beneficially	Owned After
Stockholder	Owned	Owned (1)	Sale	Owned After Sale	Sale
SZ Investments, L.L.C.(2) 2 N. Riverside Plaza Chicago, IL 60606	11,796,442	16.2%	2,240,372	9,556,070	13.1%
Third Avenue Management LLC(3) 622 Third Avenue, 32nd Floor New York, NY 10017	4,535,622 (4)	6.2%	2,240,372	2,295,250	3.2%
D. E. Shaw Laminar Portfolios, L.L.C. 120 West Forty-Fifth Street Floor 39, Tower 45 New York, NY 10036	13,629,222	18.7%	13,230,747	398,475	*

*	Less than 1%

     (1) In accordance with provisions of our certificate of incorporation, all certificates representing shares of Common Stock beneficially owned by holders of five percent or more of the Common Stock are owned of record by DHC, as escrow agent, and are physically held by us in that capacity.

     (2) Samuel Zell, Chairman of our board of directors, was our President and Chief Executive Officer from July, 2002 until his resignation as of April 27, 2004 and has been a director since 1999. Philip Tinkler has been our Chief Financial Officer since January, 2003. William Pate has been a director since 1999. Each of Messrs. Zell, Tinkler and Pate is an executive officer of EGI and SZ Investments.

     (3) Third Avenue Management LLC (referred to in this prospectus as “TAM”), a registered investment advisor under Section 203 of the Investment Advisors Act of 1940, as amended, invests funds on a discretionary basis on behalf of investment companies registered under the Investment Company Act of 1940, as amended, and on behalf of individually managed separate accounts. Martin J. Whitman and David M. Barse, who are members of our board of directors, serve as officers of TAM. Mr. Whitman also serves as a director and a trustee of Third Avenue Trust. Mr. Whitman was Chairman of our board of directors and Chief Executive Officer from July, 1996 until July, 2002. Mr. Barse was our President and Chief Operating Officer from July, 1996 until July, 2002.

     (4) The shares beneficially owned by TAM are held by Third Avenue Value Fund Series of the Third Avenue Trust. These shares do not include the following shares held by each of Messrs. Whitman and Barse: (i) 1,254,145 shares beneficially owned by Mr. Whitman

(including 166,426 shares owned by Mr. Whitman’s wife and 318,496 shares beneficially owned by a private investment company of which Mr. Whitman is the principal shareholder), and (ii) 486,932 shares beneficially owned by Mr. Barse (including shares underlying currently exercisable options to purchase an aggregate of 138,425 shares of common stock).

Transactions with Selling Stockholders

     In addition to the registration rights agreement described above, we have also previously agreed to provide SZ Investments unlimited demand registration rights with respect to ACL senior notes and ACL PIK notes held by SZ Investments and its affiliates. SZ Investments, a selling stockholder and a company affiliated with Sam Zell, our Chairman of the board of directors, William Pate, a member of our board of directors and Philip Tinkler, our Chief Financial Officer, is a holder through its affiliate, HY I Investments, L.L.C., of approximately 42% of ACL’s senior notes and payment-in-kind notes. As a result, a special committee of our board of directors was formed in November 2002, composed solely of disinterested directors, to oversee our investment in ACL and its related Chapter 11 bankruptcy proceedings.

     We have entered into a corporate services agreement dated as of September 2, 2003, pursuant to which Equity Group Investments, L.L.C., referred to in this prospectus as “EGI” has agreed to provide certain administrative services to us, including, among others, shareholder relations, insurance procurement and management, payroll services, cash management, tax and treasury functions, technology services, listing exchange compliance and financial and corporate record keeping. Samuel Zell, Chairman of our board of directors is also the Chairman of EGI, Philip Tinkler, our Chief Financial Officer, is also an executive officer of EGI and William Pate is a member of our board of directors. Under the agreement, we pay to EGI $20,000 per month plus specified out-of-pocket fees and expenses incurred by EGI under this corporate services agreement. Either party may terminate this corporate services agreement on 30 days written notice.

     We also had entered into a non-exclusive investment advisory agreement dated April 14, 1999 with EGI pursuant to which EGI had agreed to provide upon our request, investment banking services in connection with potential transactions. For these services, in 2002 we paid a $60,000 fee to EGI. In addition, in the event that a transaction was consummated for which our board of directors determined that EGI provided material services, EGI would be entitled to a fee from us in the amount of 1% of the aggregate consideration in connection with such transaction, including indebtedness assumed or outstanding. As a result of services provided to us during our recapitalization in 2002, we agreed with EGI that a fee of $3.0 million was payable to EGI. We also agreed to reimburse, upon request, EGI’s out-of-pocket expenses related to services provided under the investment advisory agreement. For providing a standby commitment to purchase any of our shares that were unsubscribed in a prior rights offering conducted by us as part of our acquisition of ACL, we paid SZ Investments a fee of $1.0 million. On December 1, 2003, prior to entering into the note purchase agreement with SZ Investments and the other Bridge Lenders, we terminated this agreement with EGI.

     On November 8, 2002, we, SZ Investments and Martin J. Whitman terminated an investment agreement existing between those parties, which provided voting and registration rights to the parties.

     Prior to and shortly after the acquisition of ACL, we shared some personnel and facilities with several affiliated and unaffiliated companies who have common directors and officers, and a portion of expenses were allocated among the various entities. Personnel costs were allocated based upon actual time spent on our business. Costs relating to office space and equipment were allocated based upon actual usage. We believed the methodology that was used for allocation was appropriate. Total expenses allocated to us from affiliated entities were $1.8 million and $1.3 million for the years ended December 2002 and 2001, respectively.

     The note purchase agreement and other transactions involving the Bridge Lenders described under “Acquisition of Covanta Energy Corporation” above were negotiated, reviewed and approved by a special committee of our board of directors composed solely of disinterested directors and advised by independent legal and financial advisors.

     The arrangements described above are each on terms and conditions that we believe are in the aggregate not materially more burdensome to us than would be obtained on an arm’s-length basis among unaffiliated parties.

PLAN OF DISTRIBUTION

     The selling stockholders and any of their donees, pledgees, assignees or other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     Broker dealers engaged by the selling stockholders may arrange for other broker dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling stockholders (or, if any broker dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is typically in the types of transactions involved.

     The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

     Our certificate of incorporation prohibits any person from becoming a beneficial owner of 5% or more of our outstanding common stock. This restriction may significantly limit the marketability of our common stock as fewer investors will be able to acquire it than if the restriction did not exist.

     Pursuant to the registration rights agreement with the selling stockholders, all expenses of the registration of the common stock will be paid by us, including, without limitation, the SEC filing fees; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any. The selling stockholders will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders severally against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.

DESCRIPTION OF COMMON STOCK

     We are authorized to issue 160,000,000 shares of capital stock. The number of shares of common stock authorized is 150,000,000 with each share having a par value of $0.10.

Voting Rights

     Each holder of an outstanding share of our common stock is entitled to cast one vote for each share registered. Any consolidation or merger pursuant to which shares of our common stock would be converted into or exchanged for any securities or other consideration, would require the affirmative vote of a majority of the outstanding shares of the common stock holders.

Dividends

     Subject to the rights and preferences of any outstanding preferred stock and limitations imposed by the note purchase agreement, we will award dividends on common stock payable out of our funds if and when our board of directors declares them. However, we will not pay any dividend, set aside payment for dividends, or distribute on common stock unless:

•	we have paid or set apart all accrued and unpaid dividends for the preferred stock and any stock ranking on its parity; and

•	we have set apart sufficient funds for the payment of the dividends for the current dividend period with respect to the preferred stock and any of the stock ranking on its parity.

Rights in Liquidation

     Upon our liquidation, dissolution or winding up, all holders of our common stock are entitled to share ratably in any assets available for distribution to holders of our common stock, after payment of any preferential amounts due to the holders of any series of our preferred stock.

Preemptive Rights

     Shares of our common stock do not entitle a stockholder to any preemptive rights to purchase additional shares of our common stock.

Transfer Restrictions

     Our common stock is subject to the following transfer restrictions: No holder of 5% or more of our common stock, including any holder who proposes to acquire common stock which would result in that holder owning 5% or more of our common stock, may purchase or receive additional shares of our common stock, or sell or transfer any of our shares of common stock, without our determining that the transaction will not result in, or create an unreasonable risk of, an “ownership change” within the meaning of Section 382(g) of the Internal Revenue Code, or any similar provisions relating to preservation of our NOLs. This 5% limitation on ownership of stock may preserve effective control of us by our principal stockholders and preserve our board’s and management’s tenure.

     In order to ensure compliance with this restriction, and to establish a procedure for processing the requests of a 5% stockholder to acquire or transfer common stock, as described in Article Fifth of our certificate of incorporation the following provisions apply to all 5% stockholders:

     Delivery of Shares and Escrow Receipts. We will issue all shares of common stock of a 5% stockholder in the name of “Danielson Holding Corporation, as Escrow Agent” and we will hold them in escrow. In lieu of certificates reflecting ownership of the escrowed common stock, we will issue the 5% stockholders an escrow receipt reflecting their beneficial ownership of common stock and recording ownership of the escrowed stock. Escrow receipts are non-transferable. The 5% stockholders retain full voting and dividend rights for all escrowed stock.

     Duration of Our Holding the Escrowed Stock. As escrow agent, we hold all shares of escrowed stock until the termination of the escrow account. If a 5% stockholder desires to transfer escrowed stock to a non-5% stockholder, we will hold all shares of escrowed stock until we receive a favorable opinion from our tax counsel that the transfer may be made without creating an unreasonable risk of resulting in an ownership change under the tax law.

     Acquisitions and Transfers. We will treat all requests by 5% stockholders to acquire or transfer escrowed stock on a “first to request, first to receive” basis. All requests must be in writing and delivered to us at our principal executive office, attention General Counsel, by registered mail, return receipt requested, or by hand. In the event that we are unable to conclude that a requested acquisition or transfer can be made without an ownership change under the tax law, then provided the 5% stockholder has acquired our common stock in accordance with the procedures set forth in our certificate of corporation:

•	we will advise the requesting party in writing; and

•	we will approve any subsequent request by other 5% stockholders of a type that we had previously denied only after we give all previously denied requests (in the order denied) the opportunity to complete the previously desired transaction. In addition, we may approve any requested transaction in any order of receipt if, in our business judgment, the transaction is in our best interests.

As discussed under “Acquisition of Covanta Energy Corporation – Laminar Letter Agreement,” our Board of Directors has authorized sales of our common stock by Laminar subject to review by our tax counsel.

     Termination of the Stock Escrow Account. The stock escrow will terminate upon the first to occur of the following:

•	we conclude that the restrictions are no longer necessary in order to avoid a loss of the NOLs;

•	the NOLs are no longer available to us; or

•	our board concludes, in its business judgment, that preservation of the NOLs are no longer in our interest.

     Upon termination of the stock escrow, each 5% stockholder will receive a notice that the stock escrow has been terminated and will receive a common stock certificate evidencing ownership of the previously escrowed stock.

     Our certificate of incorporation provides that we are held harmless and released from any liability to 5% stockholders arising from our actions as escrow agent, except for liabilities arising from our intentional misconduct. In performing our duties we are entitled to rely upon the written advice of our tax counsel and our other experts. In the event that we require further advice regarding our role as escrow agent, we may deposit the escrowed stock at issue with a court of competent jurisdiction and make further transfers in a manner consistent with the rulings of the court.

EXPERTS

     The consolidated financial statements and schedules of Danielson Holding Corporation at December 31, 2003, and for each of the two years in the period then ended, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, and at December 31, 2001, and for the year then ended, by KPMG, LLP, an independent registered public accounting firm as set forth in their respective reports thereon incorporated by reference in this prospectus and registration statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing. We have agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its report on our past financial statements incorporated by reference in this registration statement.

     The consolidated financial statements and the related financial statement schedules of Covanta Energy Corporation (Debtor in Possession) and subsidiaries as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated into this prospectus and registration statement by reference to the Current Report on Form 8-K/A of Danielson Holding Corporation filed on May 11, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to Covanta Energy Corporation and various domestic subsidiaries having filed voluntary petitions for reorganization under Chapter 11 of the Federal Bankruptcy Code, the Bankruptcy Court having entered an order confirming Covanta Energy Corporation’s plan of reorganization which became effective after the close of business on March 10, 2004, substantial doubt about Covanta Energy Corporation’s ability to continue as a going concern, and Covanta Energy Corporation’s adoption of Statement of Financial Accounting Standards, referred to in this prospectus as “SFAS”, No. 143, “Accounting for Asset Retirement Obligations” in 2003, SFAS No. 142, “Goodwill and Other Intangible Assets”, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” in 2002, and SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, in 2001) which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Quezon Power, Inc. at December 31, 2003 and 2002, and for each of the years then ended, incorporated by reference in this prospectus and registration statement have been audited by Sycip Gorres Velayo & Co., an independent registered public accounting firm, and at December 31, 2001, and for the year then ended, by Arthur Andersen LLP, independent auditors who have ceased operations, as set forth in their respective reports thereon incorporated by reference in this prospectus and registration statement, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

     The consolidated financial statements of American Commercial Lines LLC at December 26, 2003 and December 27, 2002, and for the year ended December 26, 2003, and for the periods from May 29, 2002 to December 27, 2002 and December 29, 2001 to May 28, 2002,

incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, an independent registered public accounting firm, and for the year ended December 28, 2001 by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as set forth in their respective reports thereon incorporated by reference in this prospectus and registration statement, and are incorporated in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Neal, Gerber & Eisenberg, LLP of Chicago, Illinois. David S. Stone, a partner of Neal, Gerber & Eisenberg, LLP, is Secretary and Acting General Counsel of the Company.

WHERE YOU CAN FIND MORE INFORMATION

Danielson Holding Corporation

     This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Exchange Act of 1934. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

     We are subject to the information and reporting requirements of the Securities Exchange Act, under which we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on our corporate website, www.danielsonholding.com. Our common stock is traded on the American Stock Exchange. Material filed by us can be inspected at the offices of the American Stock Exchange at 86 Trinity Place, New York, NY 10006.

Covanta Energy Corporation

     Covanta also files periodic reports and other information with the SEC. Such reports and other information filed by Covanta with the SEC can be read and copied at the public reference room of the SEC at the address set forth above. Copies of such material also can be obtained at the SEC’s website, www.sec.gov or by mail from the public reference room of the SEC, at prescribed rates. Please call the SEC at the number set forth above for further information on the public reference room. Covanta’s SEC filings are also available to the public on their corporate website at www.covantaenergy.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offering described in this prospectus:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 15, 2004, as amended by our Annual Report on Form 10-K/A filed on May 18, 2004;

     2. Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on August 9, 2004 and our Quarterly Report for the quarter ended March 31, 2004 filed on May 7, 2004, as amended by our Quarterly Report on Form 10-Q/A filed on May 18, 2004; and

     3. Our Current Reports on Form 8-K filed on March 11, 2004, as amended by our Current Reports on Form 8-K/A filed on May 11, 2004 and May 18, 2004, and our Current Reports on Form 8-K filed on April 5, 2004, April 27, 2004, May 18, 2004, June 15, 2004 and July 23, 2004.

     The consolidated financial statements of Quezon Power, Inc. included in the Form 8-K/A incorporated by reference herein should be read in conjunction with the disclosure appearing on page 25 of this prospectus regarding developments during 2004 with respect to pre-existing contract disputes.

     You may request a copy of these filings, at no cost, by writing or telephoning as follows: Danielson Holding Corporation, 2 North Riverside Plaza, Suite 600, Chicago, Illinois, 60606 and our telephone number is (312) 466-4030.